Gehl Company
Fixed Charge Coverage Ratio
Years Ended 2000 — Q1 2005

	2005 Q1	2004	2003	2002	2001	2000
Income before income taxes	7,460	19,985	3,354	1,605	3,546	14,856
+ Interest Expense	1,440	2,838	3,648	4,052	4,299	4,741

Total A	8,900	22,823	7,002	5,657	7,845	19,597
Interest Expense	1,440	2,838	3,648	4,052	4,299	4,741
+ Est. interest w/in rental expense	32	104	87	77	72	53

Total B	1,472	2,942	3,735	4,129	4,371	4,794
Fixed Charge Coverage Ratio Calculation
Total A	8,900	22,823	7,002	5,657	7,845	19,597
Total B	1,472	2,942	3,735	4,129	4,371	4,794

Fixed Charge Coverage Ratio	6.05	7.76	1.87	1.37	1.79	4.09